Exhibit 4.1

DESCRIPTION OF BGC GROUP, INC. CAPITAL STOCK

The following summary is a description of the material terms of BGC Group, Inc.’s (“we,” “us” or “our”) capital stock. The following descriptions of our Class A common stock, par value $0.01 per share, which we refer to as our “Class A common stock,” Class B common stock, par value $0.01 per share, which we refer to as our “Class B common stock,” preferred stock, par value $0.01 per share, which we refer to as our “preferred stock,” and the relevant provisions of our amended and restated certificate of incorporation, which we refer to as our “certificate of incorporation,” and our amended and restated bylaws, which we refer to as our “bylaws,” are summaries thereof and are qualified in their entirety by reference to our certificate of incorporation and bylaws. Copies of our certificate of incorporation and our bylaws are incorporated by reference to Exhibits 3.1 and 3.2, respectively, to our Current Report on Form 8-K filed on July 3, 2023.

Capital Stock

Our authorized capital stock consists of 1.8 billion shares of common stock, consisting of 1.5 billion shares of Class A common stock and 300 million shares of Class B common stock, and 50 million shares of preferred stock.

Common Stock

The holders of Class A common stock are generally entitled to one vote per share on all matters to be voted upon by the stockholders as a group, and do not have cumulative voting rights. The holders of Class B common stock are generally entitled to 10 votes per share on all matters to be voted upon by the stockholders as a group, and do not have cumulative voting rights. Class B common stock generally votes together with Class A common stock on all matters submitted to the vote of Class A common stockholders. Class B common stock shall be issued only to (1) BGC Partners Inc., (2) Cantor Fitzgerald L.P. (“Cantor”), (3) any entity controlled by Cantor or by Howard W. Lutnick, or (4) Mr. Lutnick, his spouse, his estate, any of his descendants, any of his relatives or any trust established for his benefit or for the benefit of his spouse, any of his descendants or any of his relatives. We refer to the foregoing persons described in clauses (1), (2), (3), and (4) as the “Qualified Class B Holders.”

Each share of Class A common stock is equivalent to a share of Class B common stock for purposes of economic rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of shares of Class A common stock and Class B common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, the holders of shares of Class A common stock and Class B common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

The certificate of incorporation provides that each share of Class B common stock is convertible at any time, at the option of the holder, into one share of Class A common stock. Each share of Class B common stock will automatically convert into a share of Class A common stock upon any sale, pledge or other transfer, which we refer to as a “transfer,” whether or not for value, by the initial registered holder, other than any transfer to a Qualified Class B Holder.

Any holder of shares of Class B common stock may pledge his, her or its shares of Class B common stock, as the case may be, to a pledgee pursuant to a bona fide pledge of the shares as collateral security for indebtedness due to the pledgee so long as the shares are not transferred to or registered in the name of the pledgee. In the event of any pledge of shares of Class B common stock meeting these requirements, the pledged shares will not be converted automatically into shares of Class A common stock. If the pledged shares of Class B common stock become subject to any foreclosure, realization or other similar action by the pledgee, they will be converted automatically into shares of Class A common stock upon the occurrence of that action. The automatic conversion provisions in the certificate of incorporation may not be amended, altered, changed or repealed without the approval of the holders of a majority of the voting power of all outstanding shares of Class A common stock.

Shares of Class A common stock are not subject to any conversion right. None of the shares of Class A common stock or Class B common stock has any pre-emptive or other subscription rights. There are no redemption or sinking fund provisions applicable to shares of Class A common stock or Class B common stock. All outstanding shares of Class A common stock and Class B common stock are fully paid and non-assessable.

Preferred Stock

Our board of directors has the authority to cause us to issue shares of preferred stock in one or more classes or series and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, including dividend rights, dividend rates, terms of redemption, redemption prices, conversion rights and liquidation preferences of the shares constituting any class or series, without further vote or action by the stockholders. The issuance of preferred stock pursuant to such “blank check” provisions may have the effect of delaying, deferring or preventing a change of control of without further action by stockholders and may adversely affect the voting and other rights of the holders of shares of Class A common stock.

Anti-Takeover Effects of Delaware Law, Certificate of Incorporation and Bylaws

Some provisions of the Delaware General Corporation Law (the “DGCL”) and the certificate of incorporation and the bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

The provisions, summarized above and below, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also primarily designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging those proposals because negotiation of them could result in an improvement of their terms.

Delaware Anti-Takeover Laws

We are subject to Section 203 of the DGCL. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the “business combination” or the transaction in which the person became an “interested stockholder” is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the “interested stockholder.” An “interested stockholder” is a person who, together with affiliates and associates, owns 15% or more of a corporation’s shares of outstanding voting stock, or was the owner of 15% or more of a corporation’s shares of outstanding voting stock at any time within the prior three years, other than “interested stockholders” prior to the time the Class A common stock was traded on the Nasdaq Stock Market. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including discouraging takeover attempts that might result in a premium over the market price for the shares of Class A common stock.

Certificate of Incorporation and Bylaws

Our bylaws provide that special meetings of stockholders may be called only by the chairman of our board of directors, or in the event the chairman of our board of directors is unavailable, by our chief executive officer or by the holders of a majority of the voting power of Class B common stock. In addition, as discussed above, the certificate of incorporation permits us to issue “blank check” preferred stock.

Our bylaws require advance written notice prior to a meeting of our stockholders of a proposal or director nomination which a stockholder desires to present at such a meeting, which generally must be received by our secretary not later than 120 days prior to the first anniversary of the date of our proxy statement for the preceding year’s annual meeting. Our bylaws provide that all amendments to the bylaws must be approved by either the holders of a majority of the voting power of all of our outstanding capital stock entitled to vote or by a majority of our board of directors.

Corporate Opportunity

The certificate of incorporation provides that no Cantor Company (as defined below) or any of the representatives (as defined below) of a Cantor Company will owe any fiduciary duty to, nor will any Cantor Company or any of their respective representatives be liable for breach of fiduciary duty to, us or any of our stockholders with respect to a corporate opportunity, except as described below. To the extent that any representative of a Cantor Company also serves as our director or officer, such person will owe fiduciary duties to us in his or her capacity as a director or officer of ours. In addition, none of any Cantor Company or any of their representatives will owe any duty to refrain from engaging in the same or similar activities or lines of business as us, or doing business with any of our clients or customers.

If a third party presents a corporate opportunity (as defined below) to a person who is a representative of ours and a representative of a Cantor Company, expressly and solely in such person’s capacity as a representative of us, and such person acts in good faith in a manner consistent with the policy that such corporate opportunity belongs to us, then such person:

•	will be deemed to have fully satisfied and fulfilled any fiduciary duty that such person has to us as a representative of ours with respect to such corporate opportunity;

•	will not be liable to us or any of our stockholders for a breach of fiduciary duty by reason of such person’s action or inaction with respect to the corporate opportunity;

•	will be deemed to have acted in good faith and in a manner that such person reasonably believed to be in, and not opposed to, our best interests; and

•	will be deemed not to have breached such person’s duty of loyalty to us and our stockholders, and not to have derived an improper personal benefit therefrom.

A Cantor Company may pursue such a corporate opportunity if we decide not to.

If a corporate opportunity is not presented to a person who is both a representative of ours and a representative of a Cantor Company and, expressly and solely in such person’s capacity as a representative of ours, such person will not be obligated to present the corporate opportunity to us or to act as if such corporate opportunity belongs to us, and such person:

•	will be deemed to have fully satisfied and fulfilled any fiduciary duty that such person has to us as a representative of ours with respect to such corporate opportunity;

•	will not be liable to us or any of our stockholders for breach of fiduciary duty by reason of such person’s action or inaction with respect to such corporate opportunity;

•	will be deemed to have acted in good faith and in a manner that such person reasonably believed to be in, and not opposed to, our best interests; and

•	will be deemed not to have breached a duty of loyalty to us and our stockholders, and not to have derived an improper personal benefit therefrom.

For purposes of the above:

•	“Cantor Company” means Cantor and any of its affiliates (other than, if applicable, us and our affiliates);

•	“representatives” means, with respect to any person, the directors, officers, employees, general partners or managing member of such person; and

•

“corporate opportunity” means any business opportunity that we are financially able to undertake that is, from its nature, in our lines of business, is of practical advantage to us and is one in which we have an interest or a reasonable expectancy, and in which, by embracing the opportunity, the self-interest of a Cantor Company or their respective representatives will be brought into conflict with our self-interest.

Limitations on Liability, Indemnification of Officers and Directors and Insurance

Elimination of Liability of Directors and Officers

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability of (1) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (2) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) a director under Section 174 of the DGCL, (4) a director or officer for any transaction from which the director or officer derived an improper personal benefit or (5) an officer in any action by or in the right of the corporation. The certificate of incorporation provides for such limitation of liability to the fullest extent permitted by the DGCL.

Indemnification of Directors, Officers and Employees

The certificate of incorporation and bylaws require us to indemnify any person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of ours or is or was serving at the request of us as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, to the fullest extent authorized by the DGCL, as the same exists or may hereafter be amended (but, in the case of any such amendment, to the fullest extent permitted by law, only to the extent that such amendment permits us to provide broader indemnification rights than said law permitted us to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, amounts paid or to be paid in settlement, and excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974) reasonably incurred or suffered by such person in connection therewith.

The certificate of incorporation and bylaws authorize us to purchase and maintain insurance to protect ourselves and any director, officer, employee or agent of ours or of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not we would have the power to indemnify such person against such expense, liability or loss under the DGCL.

The limitation of liability and indemnification provisions in the certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of fiduciary duty. These provisions also may reduce the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, holders of common stock may be adversely affected to the extent we pay the costs of settlement and damage awards under these indemnification provisions.

Exclusive Forum

The certificate of incorporation provides that, unless our board of directors otherwise determines, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim for or based on a breach of a duty or obligation owed by any current or former director, officer, employee or agent of ours to us or our stockholders, including any claim alleging aiding and abetting of such a breach, (iii) any action asserting a claim against us or any current or former director, officer, employee or agent of ours arising pursuant to any provision of the DGCL or the certificate of incorporation or the bylaws (as either may be amended from time to time), (iv) any action asserting a claim related to or involving us that is governed by the internal affairs doctrine, or (v) any action asserting an “internal corporate claim,” as that term is defined in Section 115 of the DGCL, shall be a state court located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware). Although we believe that this forum provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

Amended, Restated and Consolidated Registration Rights Agreement

We have entered into an Amended, Restated and Consolidated Registration Rights Agreement, dated as of July 1, 2023 (the “Amended, Restated and Consolidated Registration Rights Agreement”), with Cantor, pursuant to which, among other things, we will be obligated to file registration statements to register the resale of shares of Class A common stock or Class B common stock issued to Cantor, its affiliates, Qualified Class B Holders and their transferees who agree to be bound by the terms of the agreement (collectively, the “holders”), up to four times as requested by the holders. The Amended, Restated and Consolidated Registration Rights Agreement also provides unlimited “piggy-back” registration rights. Any registration of shares of Class A common stock or Class B common stock pursuant to the Amended, Restated and Consolidated Registration Rights Agreement is subject to certain requirements and customary conditions. We will pay the costs of the registrations, but the holders will pay for any underwriting discounts or commissions or transfer taxes associated with all such registrations. We have agreed to indemnify the holders reselling shares of Class A common stock or Class B common stock pursuant to the Amended, Restated and Consolidated Registration Rights Agreement against certain liabilities under the Securities Act of 1933, as amended. The foregoing description of the Amended, Restated and Consolidated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Amended, Restated and Consolidated Registration Rights Agreement, which is attached as Exhibit 10.3 to our Current Report on Form 8-K filed on July 3, 2023, and is incorporated by reference herein.

Transfer Agent and Registrar

The transfer agent and registrar for Class A common stock is Equiniti Trust Company, LLC.